LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67776

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lara, May & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7600 Leesburg Pike, Suite 120 East
(No. and Street)

Falls Church	Virginia	22043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer L. Szaro 703-827-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

500 Exchange St	Providence	Rhode Island	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Kantor, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Lara, May & Associates, LLC as of and for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

C F O
_____
Title

Subscribed and sworn to before me this
_____ day of _____, 2020


_____
Notary Public


STACEY SOOK LEE
NOTARY PUBLIC
HOWARD COUNTY
MARYLAND
MY COMMISSION EXPIRES 9/2/2023

Commission expires   9/2/2023

This report contains (check all applicable boxes):

(x) (a)   Facing Page
(x) (b)   Statement of Financial Condition
(x) (c)   Statement of Income
(x) (d)   Statement of Cash Flows
(x) (e)   Statement of Changes in Member's Equity
( ) (f)   Statement of Changes in Liabilities Subordinated to Claims of General
        Creditors
(x) (g)   Computation of Net Capital Pursuant to Rule 15c3-1
(x) (h)   Computation for Determination of Reserve Requirements
        Pursuant to Rule 15c3-3
(x) (i)   Information Relating to the Possession or Control Requirements
        Under Rule 15c3-3
( ) (j)   A Reconciliation, Including Appropriate Explanation, of the Computation of
        Net Capital Under Rule 15c3-1 and the Computation for Determination
        of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k)   A Reconciliation Between the Audited and Unaudited Statements of
        Financial Condition With Respect to Methods of Consolidation
(x) (l)   An Oath or Affirmation
(x) (m)   A Copy of the Securities Investor Protection Corporation Supplemental Report
        (bound under separate cover)
( ) (n)   A report describing any material weaknesses found to exist or found to
        have existed since the date of the previous audit

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Lara, May & Associates, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lara, May & Associates, LLC as of December 31, 2019, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lara, May & Associates, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

As discussed in Note 7 to the accompanying financial statements, in 2020 the World Health Organization has declared COVID-19 to constitute a "public health emergency of international concern." Given the uncertainty of this situation, the duration of any business disruption and the related financial impact cannot be reasonably estimated at this time. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of Lara, May & Associates, LLC's management. Our responsibility is to express an opinion on Lara, May & Associates, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Lara, May & Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRIN COOPERMAN & COMPANY, LLP
500 EXCHANGE STREET, SUITE 9-100, PROVIDENCE, RI 02903 | TEL 401.421.4800 | FAX 401.421.0643 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS





CITRINCOOPERMAN®
Accountants and Advisors

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Lara, May & Associates, LLC's financial statements. The supplemental information is the responsibility of Lara, May & Associates, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Lara, May & Associates, LLC's auditor since 2010.
Providence, Rhode Island
April 8, 2020

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2019

ASSETS

Cash	$	522,420
Commissions Receivable		211,561
Deposit with Clearing Broker-Dealer		100,713
Prepaid Expenses and Other Assets		31,140
Due from Affiliate		303,779
Software Licenses, less accumulated depreciation		4,930
	$	1,174,543

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	71,214
Deferred credit from clearing broker-dealer		99,656
		170,870
Member's equity		1,003,673
	$	1,174,543

See notes to financial statements.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2019

Revenues:		
Asset advisory fees	$	535,962
Commissions:		
Trading activities		1,002,003
Insurance		471,243
Interest and dividends		3,949
Other		110,031
		2,123,188
Expenses:		
Employee compensation and benefits		330,413
Commissions and clearance fees		717,651
Management fee, related party		252,946
Occupancy		47,625
Depreciation		4,070
Other operating expenses		276,984
		1,629,689
Net income	$	493,499

See notes to financial statements.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2019

Balance, beginning of year	$ 1,360,765
Net income	493,499
Distribution of equity	(850,591)
Balance, end of year	$ 1,003,673

See notes to financial statements.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:		
Net income	$	493,499
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		4,070
(Increase) decrease in operating assets:		
Due from Affiliate		(372,134)
Decrease in prepaid expenses and other assets		25,495
Increase in receivables		(48,102)
Decrease in clearing deposit		700
Increase (decrease) in operating liabilities:		
Decrease in accounts payable and accrued expenses		(238,167)
Decrease in payable to Affiliate		(125,078)
Decrease in deferred credit from clearing broker-dealer		(44,304)
Decrease in net lease related liabilities		(1,719)
Net cash used in operating activities		(305,740)
Cash flows from investing activities:		
Purchase of property and equipment		(9,000)
Cash used in investing activities		(9,000)
Cash flows from financing activities:		
Distribution of equity		(850,591)
Cash used in financing activities		(850,591)
Net decrease in cash		(1,165,331)
Cash, beginning of year		1,687,751
Cash, end of year	$	522,420

Supplemental disclosures for transfer of certain assets and liabilities to XML Financial, LLC (see note 1)

Non-cash investing activities		
Prepaid security deposit	$	17,028
Accrued property tax	$	15,417
Right of use asset	$	683,602
Lease liability	$	784,402
Non-cash financing activities		
Property & equipment	$	14,458

See notes to financial statements.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019

1. Organization and summary of significant accounting policies:

    Organization and description of business:

    Lara, May & Associates, LLC (the Company) is a wholly owned subsidiary of Focus Operating, LLC (the Member), which is a wholly-owned subsidiary of Focus Financial Partners, LLC (Focus). Focus is a majority-owned subsidiary of Focus Financial Partners, Inc. Focus and its affiliates are referred to herein as the affiliate.

    The Company, organized as a Limited Liability Company under the Delaware Limited Liability Company Act (the Delaware Act), is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC). The Company also is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Municipal Securities Rulemaking Board (MSRB). The Company provides securities brokerage services and sells insurance and annuity products. The Company's principal market area is the metropolitan Washington, DC region.

    Through January 31, 2019 the Company was also registered with the SEC as an investment advisor and provided investment and financials planning services. Effective February 1, 2019, the Company entered into an Assignment and Assumption Agreement with XML Financial, LLC (XML), a wholly owned subsidiary of the Member, whereby the Company assigned substantially all of its advisory contracts and certain other assets and certain liabilities to XML.

2. Recent accountings pronouncements:

    In February 2016, the Financial Accounting Standards Board issued Accounting Services Update (ASU) No. 2016-02, "Leases (Topic 842)." ASU No. 2016-02, as amended, requires lessees to put most leases on their statement of financial condition but recognize the expenses in their statement of income in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right of use asset for the right to use the underlying asset for the lease term. The Company adopted ASU No. 2016-02 effective January 1, 2019 using a modified retrospective method. The Company elected to use the package of practical expedients to assist in the transition, which includes not reassessing the identification and classification of leases, among other things. Based on the leases in place as of January 1, 2019, the Company recognized $802,696 of lease liabilities and $700,177 of right of use assets (which reflects the reclassification of previous deferred rent balances into the right of use asset as required under the transition guidance) on the statement of financial condition related to operating leases for real estate. There was no material impact to the statement of income or statement of cash flows as a result of adoption of this new guidance. On January 30, 2019, the Company's leases were assigned to XML, and as such, effective as of this date, the respective lease balances are no longer recorded on the Company's financial statements.

3. Organization and summary of significant accounting policies:

    Regulatory environment:

    As an investment advisory Company registered with the SEC through January 31 2019, the Company was subject to the Investment Advisers Act of 1940 (the 1940 Act). The 1940 Act regulates the investment advisor industry and provides rules and regulations that govern the fiduciary duties and other responsibilities of an investment advisor's management. The Company was also subject to other rules and regulations of the SEC and rules and regulations of the various states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible future government review and interpretation.

    As an introducing broker-dealer registered with the SEC, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

    Use of estimates:

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at

4. Organization and summary of significant accounting policies (continued):

The date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company has no cash equivalents at December 31. 2019. At December 31, 2019, the Company had cash on deposit totaling $255,337 in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC).

Receivables:

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to receivables. At December 31, 2019, management has determined that no allowance for doubtful accounts is necessary. The Company does not require collateral from others for its receivables.

Software licenses:

Software licenses are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Revenue recognition:

The Company's analysis of the timing of revenue recognition for each revenue stream is based upon an analysis of current contract terms. Performance obligations could, however, change from time to time if and when the Company's existing contracts are modified, or the Company enters into new contracts. These changes could potentially affect the timing of satisfaction of performance obligations, the determination of the transaction price, and the allocation of the price to performance obligations.

1. Organization and summary of significant accounting policies (continued):

Asset management fees:

Through January 31, 2019 the Company provided investment advisory services on a daily basis. The Company believes the performance obligation for providing investment advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements were based on a percentage applied to the customer's assets under management at a specified point in time (generally the customer's assets under management as of end of the preceding quarter). Fees were principally received quarterly in advance and are recognized as revenue over time during the period to which the fees relate. Upon termination of the service by the customer, the Company's practice was to refund a portion of the fees paid in advance by the customer prorated over the period the Company has provided service; the Company has determined that there are no such amounts at December 31, 2019.

Brokerage commissions:

The Company buys and sells securities on behalf of its customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully-disclosed basis. The Company charges a commission for certain buy or sell transactions entered into by a customer. Commissions and related clearing expenses are recorded at a point in time on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and rewards of ownership of the securities have been transferred to/from the customer. Commission revenues are paid to the Company on settlement date; therefore, a receivable is recognized as of the trade date.

Selling and distribution commissions:

The Company has entered into contracts with mutual funds or their selling agents and others under which the Company receives selling and distribution commissions resulting from the sale of certain investment products to its customers, including the sale of certain classes of mutual fund shares and variable annuities. The Company has also entered into a contract with its clearing broker-dealer under which the Company receives a share of selling and distribution fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer with mutual funds and/or their selling agents. Selling and distribution commissions are paid up front based on a fixed percentage of the share price, the price of the investment product sold, or the value of specified transactions and are recognized at a point in time on the trade or sale date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. A receivable is recognized if the commission is paid to the Company on a date subsequent to the trade date.

1. Organization and summary of significant accounting policies (continued):

    Under contracts entered into with mutual funds or their selling agents and others, the Company also receives selling and distribution commissions that are paid over time based on a fixed percentage of the average daily balance of the customer's investment in a fund (12b-1 fees). The Company also has entered into a contract with its clearing broker-dealer under which the Company receives a share of 12b-1 fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer. To earn these fees, the Company performs services such as responding to phone inquiries, maintaining records, and providing information to distributors and shareholders. The Company believes the performance obligation is satisfied over time and recognizes revenue associated with 12b-1 fees over the period to which such fees relate. Certain 12b-1 fees are paid to the Company in arrears; therefore, a receivable is recognized for the amount received subsequent to the period to which such fees relate.

    Advertising:

    Advertising and direct marketing costs are expensed as incurred and totaled $18,826 for the year ended December 31, 2019.

    Income taxes:

    The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since the Member will include the Company's income or loss, whether or not distributed, in its income tax returns.

    Liability of the Member:

    The Member is not liable for obligations or liabilities of the Company, except to the extent provided for in the Delaware Act.

2. Related party transactions and commitments:

    The Company maintains an expense-sharing agreement with Focus under which the Company is required to reimburse Focus for its allocable share of expenses. For the year ended December 31, 2019, Focus allocated $12,000 of expenses to the Company. Amounts allocated by Focus and charged to the Company have been classified in the accompanying statement of income based on their natural classification.

    Effective February 1' 2019, the Company entered into an expense sharing agreement with XML under which the Company is required to reimburse XML for its allocable share of expenses, including employee compensation and benefits, occupancy, and management fees period. For the period from February 1, 2019, through December 31, 2019, XML allocated $225,852 to the Company which

2. Related party transactions and commitments (continued):

has been classified within the accompanying statement of income based on the natural classification of the related expenses.

The Company maintains a management agreement, as amended, with a party related through common ownership. The management agreement expired on September 30, 2023 and automatically renewed for a one year period. The management agreement is automatically renewed on an annual basis unless the

management company provides written notice to terminate the contract, or the Company terminates the contract as provided for in the management agreement. The management agreement requires the Company to pay management fees equal to a percentage of earnings, as defined in the management agreement, in excess of specified base amounts. The management fee totaled $252,946 for the year ended December 31, 2019.

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $451,550, which was $440,158 in excess of its required net capital of $11,392. The Company's ratio of aggregate indebtedness to net capital was .38 to 1 at December 31, 2019.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

4. Software licenses:

At December 31, 2019, software licenses consists of the following:

Software licenses	$	9,000
Less accumulated depreciation		4,070
	$	4,930

5. Deferred credit from clearing broker-dealer:

During the year ended December 31, 2015, the Company transitioned to a new clearing broker. In connection with the transition, the Company incurred approximately $240,000 in expenses to transfer the underlying client assets to the new clearing broker. Upon transfer of the client assets to the new clearing broker the Company received a transition support payment of $550,000 from the new clearing broker. Accordingly, the Company recognized $240,000 of the transition support payment received from the new clearing broker as an offset to the $240,000 in transition expenses incurred by the Company during the year ended December 31, 2015. The balance of the transition support payment is being recognized as a credit to expense on a straight-line basis over the seven-year term of the agreement with the new clearing broker. For the year ended December 31, 2019, a total of $44,304 was recognized as a reduction in commissions and clearance fees.

In January 2020, the Company entered into an amendment to the above agreement with the new clearing broker that among other things provided for new pricing, extended the term of the original agreement to December 2024, and provided a non-refundable relationship extension award of $450,000 to the Company. The Company will recognize the relationship extension award as reduction in commissions and clearance fees over the amended term of the agreement. Further, since the term of original agreement was extended, the Company will also recognize the balance of the transition support payment discussed above over the revised term of the agreement.

6. Revenue from contracts with customers:

A substantial amount of the revenue recognized in the statement of income is considered to be revenue from contracts with customers. For the year ended December 31, 2019, the disaggregation of revenue is as follows:

Asset management fees	$ 535,962
Commissions on security transactions:	
Trading activities	573,783
Insurance	471,243
Mutual funds and 12b-1 fees	428,220
	$ 2,009,208

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2019

7. Subsequent Event:

In 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." Subsequent to December 31, 2019, the fair value of investments has declined significantly and, consequently, the Company anticipates that such decline will negatively impact selling and distribution commissions and 12B-1 fees to be received by the Company. Also, other disruptions to the Company's business operations could occur. Given the uncertainty of this situation, an estimate of the financial impact to the Company, if any, cannot be reasonably estimated at this time.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2019

Net capital:	
Total member's equity and total qualified for net capital	$ 1,003,673
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable	211,561
Prepaid expenses and other assets	31,140
Deposit with clearing broker-dealer	713
Due from affiliate	303,779
Software Licenses, net	4,930
Total deductions and/or charges	552,123
Net capital	451,550
Aggregate indebtedness:	
Accounts payable and accrued expenses	71,214
Deferred credit from clearing broker-dealer	99,656
Total aggregate indebtedness	$170,870
Minimum net capital required (greater of $5,000 or 6.66% of aggregate indebtedness)	$ 11,392
Net capital in excess of minimum requirement	$ 440,158
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 437,878
Ratio, aggregate indebtedness to net capital	.38 to 1

There are material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5, as of December 31, 2019. Please refer to reconciliation of Schedule I on following page.

See report of independent registered public accounting firm.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE I RECONCILIATION

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2019)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$441,501
Adjustments to non-allowable assets:	
Commissions receivable	(85,015)
Prepaid expenses and other assets	17,090
Due from affiliate	(7,827)
Property and equipment, net	14,458
	(61,294)
Adjustments to member's equity:	
Asset advisory fees	65,303
Commissions - Trading activities	72,661
Other revenue	58
Commissions and clearance fees	(55,488)
Management fee, related party	(12,913)
Other operating expenses	1,722
	71,343
Net capital, as reported in Schedule I	$451,550

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE II

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2019

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE III

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2019

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE IV

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

Lara, May & Associates, LLC is exempt from the reserve requirements of Rule 15c3-3(k)(2)(ii) as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Sec. 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer; accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

EXEMPTION REPORT

DECEMBER 31, 2019

Lara, May & Associates, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year.

Lara, May, & Associates, LLC

I, Robert Kantor, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO

Date: 04/08/2020

20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Lara, May & Associates, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lara, May & Associates, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lara, May & Associates, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Lara, May & Associates, LLC stated that Lara, May & Associates, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Lara, May & Associates, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lara, May & Associates, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.



CERTIFIED PUBLIC ACCOUNTANTS

Providence, Rhode Island
April 8, 2020